Exhibit 4.9

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Fourth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Second Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.9 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”) for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”), and 10,000,000 shares of “blank check” preferred stock, $0.0001 par value per share, with such rights, preferences and limitations as may be set by the Board of Directors of the Company (the “Board”).

Voting Rights

Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and possess all voting power (except as may, in the future, be provided by Delaware law, our Certificate of Incorporation or a resolution of our Board authorizing a series of our preferred stock). Our common stock does not have cumulative voting rights. The directors of the Company are elected by a plurality of the votes cast by the shareholders. On all other matters submitted to the shareholders, the affirmative vote of the majority of the votes cast for or against a proposal shall be the act of the shareholders unless otherwise provided by the DGCL or the bylaws of the Company.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by the Board out of funds legally available for payment of dividends, subject to the rights of the holders of any outstanding shares of preferred stock. The holders of common stock will share equally, share for share, in such dividends, whether payable in cash, in property or in shares of our stock.

Liquidation Rights

Subject to any preferential rights of outstanding shares of preferred stock, holders of common stock will share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up.

Absence of Other Rights

Our common stock has no preemptive, subscription, preferential, conversion or exchange rights.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “LRN.”

Miscellaneous

The outstanding shares of our common stock are, and any shares of common stock offered by a prospectus supplement upon issuance and payment therefor will be, fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, P.O. Box 30170, College Station, Texas 77842-3170.

Certain Provisions of Our Charter and Bylaws

General. Certain provisions of our Certificate of Incorporation, our Bylaws and Delaware law may have the effect of impeding the acquisition of control of us. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to unsolicited takeover attempts.

Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Stockholder Action by Written Consent. Our Certificate of Incorporation and Bylaws require that all stockholder action be taken at a duly called meeting of the stockholders and prohibit taking action by written consent of stockholders.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Issuance of “Blank check” Preferred Stock. As stated above the Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.